Exhibit 99.1

NAM TAI PROPERTY INC.

NOTICE OF 2025 ANNUAL MEETING OF SHAREHOLDERS

April 14, 2025

Dear Shareholders,

I am pleased to inform you that the 2025 Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Property Inc. (the “Company” or “Nam Tai”) will be held virtually at 8:00 p.m. (China Standard Time (“CST”)) / 8:00 a.m. (Eastern Standard Time (“EST”)) on Monday, May 19, 2025 at meetnow.global/MFQ6FXX.

At the Meeting, our shareholders will vote on the following matters:

1.	Election of six (6) directors to serve for the ensuing year until the next annual meeting of shareholders or until their successors are duly elected and qualified; and

2.	Considering and acting upon such other business as may properly come before the Meeting or any adjournment thereof.

Director Nominees

We are delighted to present six (6) director nominees to serve you for the ensuing year. The slate of director nominees recommended by the Company’s board of directors (the “Board”) includes two (2) executive directors, Mr. Bo Hu and Mr. Chunhua Yu, and four (4) non-executive directors, Mr. Michael Cricenti, Mr. Peter R. Kellogg, Mr. Ruigang Li and Mr. Tao Wang. Among them, four (4) director nominees are incumbent directors, namely Messrs. Cricenti, Hu, Kellogg and Yu. Mr. Junqi Wang and Mr. Yu Bai will not be standing for reelection at the 2025 Meeting. Our Board wishes to express our appreciation to Messrs. Wang and Bai for their contribution to the Board and the Company.

Shareholders as of the record date of March 25, 2025, are entitled to vote. As of March 25, 2025, there were 58,288,186 outstanding common shares of the Company and each share is entitled to one vote for each director nominee and one vote for any other proposals.

Your vote is very important. Whether or not you plan to attend the Meeting, we urge you to vote and submit your proxy.

Thank you for your continued support of Nam Tai Property Inc.

/s/ Michael Cricenti
Michael Cricenti
Chairman of the Board of Directors

LETTER TO SHAREHOLDERS FROM OUR CHIEF EXECUTIVE OFFICER

A SHENZHEN STORY

Dear Shareholders,

As I write this letter, today marks the one-year anniversary of my moving to Shenzhen full time from New York City.

Having lived in New York for 17 years, a city known for its vibrant energy, I’ve long thought that I developed a certain immunity to the charm of other cities—like a jaded food critic at an all-you-can-eat buffet. That is, until I came to Shenzhen, where within days—at the risk of overdramatizing—one can’t shake away an “electric” feeling that the whole place might spontaneously evolve into something new by next dawn.

One year later, I witness Shenzhen’s appeal daily, in awe of its migrant-driven, entrepreneurial hustle. The city is built by dream-chasing young workers from across China. The streets pulse with energy: sidewalk entrepreneurs pitch ideas over milk tea, tech workers debate code in shared offices, Huaqiangbei’s electronic markets prototype products in days, and migrants with few connections can launch startups leveraging a world-class supply chain.

Here are some statistics that quantitatively put Shenzhen on the map:1

•	Shenzhen’s population grew explosively from 30,000 in 1980 to 18 million in 2024.

•	Average age is 33, significantly younger than the national average of 39 (as of 2023).

•

GDP grew from RMB 270 million in 1980 to RMB 3.5 trillion in 2023 (greater than each of Denmark/Norway/Hong Kong and comparable to Singapore). GDP per capita reached USD $27,700 in 2023, more than twice the national average (surpassing Portugal).

•	R&D investment reached 6.5% of GDP (USD $32 billion) in 2023 (a higher percentage than Israel’s 5.6%, Japan’s 3.3%, and USA’s 3.5%).

•	Shenzhen is home to 12 firms ranking among China’s Top 50 Tech companies.

•	The city’s subway system was built from nothing to 585km in just 20 years (as of 2024), now longer than London’s Tube.

•	Going Green: Over 1,000,000 EVs operate in the city as of 2024, with nearly 100% of all taxis and buses being electric (latest figures).

[1]	All quotes and numbers are estimates and reflect the most recent full-year data available.

While Shenzhen is not immune to the challenges China faces today, including with respect to tariff and trade war uncertainties, we believe its incredible trajectory provides a powerful long-term tailwind. The city is a unique testing ground for solutions: its innovation/tech-driven economy is far less dependent on property prices or overcapacity in steel and cement than the rest of the country; despite U.S. sanctions (and U.S.-China decoupling), Shenzhen’s ecosystem (e.g., hardware startups, flexible factories) adapts faster than state-heavy rivals (e.g., Beijing) with a diversified collection of global trading partners; and perhaps most importantly, Shenzhen is China’s “demographic exception,” a youthful, migrant-driven economy that, at present, escapes China’s aging concern. Shenzhen’s average age (33 y/o) is 11 years younger than that of Shanghai (44 y/o), and its 65+ cohort is only 3% of total population (vs. 14% nationally). We believe the thesis of Shenzhen’s long-term competitiveness and significant upside potential remains strong. This brings me immense confidence, as Nam Tai is very much a Shenzhen story, with all of its core assets, customers (tenants and buyers), talent, company culture and history currently embedded squarely in Shenzhen. Shenzhen today is not quite like New York City today, but rather akin to New York City in the 19th century undergoing a dramatic transformation. On that note, I can’t help but quote John Jacob Astor, who famously said in 1834: “Could I begin life again, knowing what I now know, and had money to invest, I would buy every foot of land on the Island of Manhattan.”

FOCUS ON EXECUTION

While the Shenzhen long-term upside potential remains exciting, the current market, particularly the real estate sector, faces several challenges.

In the macro picture, China faces a variety of headwinds, including structural slowdowns, financial risks, and escalating external pressures such as tariffs and other potential structural trade changes. Its growth model—once reliant on debt-fueled infrastructure, exports, and property markets—is undergoing a major transition. With respect to real estate, an estimate from S&P Global Ratings suggests that 2024 property sales were nearly halved from 2021 peaks, and local governments’ land sales (35% of revenue) have dropped more than 44% since 2021. The Chinese Academy of Social Sciences suggests that there are 50 million empty homes nationally (in oversupply). Several major real estate companies have faced defaults, such as Evergrande and Country Garden.

Shenzhen, for all its grit and energy, has not escaped China’s broader economic headwinds. For the first time in its remarkable 40+ year rise, the city is feeling weakening consumer confidence. Data from one of the largest local property brokers, Leyoujia, shows that 2024 home sales prices fell approximately 20% compared to 2021, with sales volumes plummeting about 40% compared to 2020. In commercial real estate (office and retail), rents also faced downward pressure, falling approximately 10-25%.

In the micro picture: Nam Tai also navigated significant internal and external hurdles. Since the 2021 special meeting of shareholders, we faced a lengthy control dispute with prior management, a stalled construction project (the Tech Center), disputes with the general contractor, and credit rating downgrades from existing lenders.

In moments like this, we hold one critical philosophy: keep your head down, and pursue relentless execution over distraction.

Since the reconstituted board and management assumed full on-shore control, we have resolved the dispute with the general contractor, upgraded our lenders’ banking credit rating, refinanced the Tech Center on materially more accretive terms and proceeds, resumed construction of the Tech Center, defended our stable assets’ in-place rent and occupancy, and strategically exited non-core assets and strategies.

Notably, we believe that our total leverage level remains materially below the industry average, reflecting our conservative focus on downside protection.

Furthermore, we are actively seeking ways to augment the potential value of our core assets. This includes pursuing government approval for additional guaranteed power capacity at our Tech Center project. Such an enhancement could position it favorably for high-demand tenants requiring robust infrastructure for data centers, servers, or AI-related activities, aligning perfectly with Shenzhen’s technological strengths.

Nam Tai will continue to focus on executing the following strategic priorities:

1.	Optimizing the Company’s capital stack.

2.	Initiating and completing the financial audit process.

3.	Completing the construction of the Tech Center project.

4.	Building a best-in-class team aligned with our culture and goals.

5.	Continuing to deliver long-term value.

In the longer term, Nam Tai aims to unlock further value through the redevelopment of Inno Valley, which requires obtaining necessary government approvals, permits, and accretive financing.

Simultaneously, we are observing Shenzhen and China with sharp eyes, constantly evaluating and exploring long-term value creation opportunities within this dynamic landscape.

With the above, I would like to express my gratitude for your trust and support over the past few years. We look forward to executing on Nam Tai’s future.

Sincerely,

Bo Hu

Chief Executive Officer

LETTER TO SHAREHOLDERS FROM OUR CHAIRMAN

To our Shareholders,

The past few years represented an exceptionally challenging period for our Company and our stakeholders—from our dedicated employees and local partners to our valued shareholders, suppliers, regulators, lenders, and service providers. Each of you played an essential and deeply appreciated role in reaching the successful resolutions achieved over this period. Your perseverance through what was a long and complex time deserves our sincere gratitude—Thank You!

The reconstituted board and management have made significant strides in key areas and accomplished several critical steps:

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Established Complete Control: The reconstituted board successfully gained full control over the Company’s on-shore assets, legal representation, and corporate seals (more commonly known as the “chops”) following the 2021 special meeting of shareholders.

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Resolved Legacy Litigation: We reached settlements or resolutions with key parties, including Greater Sail Ltd. (a wholly owned subsidiary of Kaisa Group Holdings Limited), West Ridge Investment Company Limited (a subsidiary of Haitong International Securities Co Ltd), UBS, and our general contractor in Shenzhen.

•

Strengthened the Balance Sheet: We successfully refinanced certain key debt, such as the construction loan with Shenzhen Rural Commercial Bank relating to the Nam Tai Tech Center, thereby increasing our lending capacity, reducing interest rates, and extending loan terms over certain projects. We continue to evaluate our overall debt position and are focused on strengthening our financial foundation.

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Restarted Key Development: With these crucial steps completed, we restarted construction on one of our primary assets, the Nam Tai Tech Center, which should enable us to realize the full potential of this valuable asset.

We are optimistic about this next chapter for Nam Tai. While we are closely monitoring the situation with respect to trade policy, tariffs and economic conditions, our team remains fully focused on executing strategic priorities and navigating risks effectively to maximize long-term value for our stakeholders.

Moving forward, the core principles outlined below will guide our Company’s operations and strategic decisions. These fundamental beliefs shape our culture and drive our pursuit of long-term value creation.

Nam Tai Principles:

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Focus on Long-Term Value Maximization: Nam Tai’s first principal is to maximize value for all stakeholders, which include shareholders, employees, customers, local government, state government, national government, and financing partners. In evaluating success for shareholders, the Company is focused on maximizing intrinsic value on a per share basis over the long-term. To that end, the Company will monitor (1) Net Asset Value per share (“NAV”), defined as all assets less all liabilities divided by total shares outstanding, on capital intensive assets and (2) if and when applicable, free cash flow per share (free cash flow defined as operating cash flow less maintenance capital expenditures divided by total shares outstanding) for non-capital-intensive assets. We believe the share price will reflect this intrinsic value over time. We will also view the market price of our shares pragmatically—not as a determinant of our actions, but as a valuable piece of information to consider within our disciplined capital allocation process.

•

Long-Term Strategy: We believe in operating the business for the long-term. We plan on making what we believe to be the best decision not for next quarter, but for the next decade. Our long-term strategy includes a focus on risk-adjusted compounding of intrinsic value. We do not intend to make investments merely to inflate the size of the business. This philosophy means the Company might exhibit long periods of deliberate inaction, followed by decisive, concentrated action during key moments of opportunity.

•

Ownership Mentality: We aim to cultivate a culture of responsibility and ownership. We expect directors and senior management to hold substantial equity, with a significant portion of their compensation tied to performance, so as to experience both positive and negative developments of the Company alongside its shareholders. We believe this fosters the right incentives and long-term alignment with shareholders while encouraging prudent risk-taking.

•

Risk Management: Our primary focus will be on ensuring the long-term resilience and success of the Company. We intend to prioritize the Company’s ability to withstand significant challenges, ensuring Nam Tai’s strength and stability.

•

Relentless Execution: Despite unique challenges that we faced in recent years, we have worked tirelessly to pursue execution of our objectives that ultimately led to obtaining full on-shore control, settlements and resolutions over key disputes, debt refinancings, among other important accomplishments. Through continued disciplined execution, we aim to continue building our reputation.

Our Commitment to Our Stakeholders:

Beyond financial metrics, Nam Tai’s success relies on developing strong, ethical, long-term relationships with our shareholders, employees, local and central governments, capital providers and other stakeholders. We are committed to operating with high ethical standards in all interactions, taking a long-term perspective to nurture these crucial relationships.

As for our employees—they are the foundation of our success. We are fortunate to have a dedicated group of intelligent, hardworking, and talented individuals. We are committed to providing our team with an exceptional environment where they can achieve both professional and personal growth. Our focus remains on retaining, developing, and recruiting talented, creative, adaptable individuals with strong integrity. We expect to offer significant opportunities and expect high performance in return.

Our Goals:

Our overarching goal is to create and maximize long-term value per share. Achieving this long-term ambition necessitates disciplined and relentless near-term execution. To that end, the Company’s near-term goals include:

•

Optimize Balance Sheet Flexibility: Proactively manage our capital structure, including continuing to repay or refinance debt, where advantageous, to reduce interest rates, extend loan maturity, increase loan flexibility, and enhance our overall financial strength and flexibility.

•	Reestablish Robust Financial Reporting: Initiate the audit process for fiscal 2021 through 2024 and reestablish a regular, timely accounting and reporting schedule.

•

Advance Key Development and Enhancements: Diligently continue construction on the Tech Center, pursuing what we believe to be its highest and best use. This includes actively working to secure additional power capacity to enhance its potential for tenants in high-demand sectors such as health and life sciences, data centers, and AI-related infrastructure.

•	Portfolio Focus: Concentrate time and resources on our core Shenzhen real estate assets while also reviewing potential strategic dispositions of non-core assets.

•	Strengthen Our Team: Continue focused efforts to retain, develop, and recruit exceptionally talented individuals who align with our culture and objectives.

•

Develop Asset-Light Capabilities: Internalize the property management function to improve service and efficiency, with the strategic goal of potentially offering these services externally in the future.

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Reaffirming Commitment to Partners: Navigating the past few years involved close work with the government and other stakeholders, highlighting the importance of these relationships. We are focused on reaffirming our commitment to being a reliable and trusted partner through sustained, dependable execution and open communication.

We are incredibly excited about the future of Nam Tai, and we look forward to updating you on our progress.

Sincerely,

Michael Cricenti

Chairman of the Board

Forward-looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained herein and in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include risks related to our currently contemplated strategy, competition, timing, increases in costs of materials, capital and financing needs, access to funding under our debt instruments and the timing thereof, our ability to refinance certain debt, our ability to sell certain assets, construction/development challenges or setbacks, our ability to hire and retain construction contractors and subcontractors, our ability to obtain materials and supplies necessary for construction of various projects, any unforeseen issues relating to construction, including environmental, weather, catastrophes, or other issues, our ability to add additional guaranteed power to certain of our projects, projected regional development, composition of potential tenants of development projects, development of asset light capabilities for internal or external use and monetization, judicial and regulatory challenges and/or delays, changes in economic policy, including in relation to trade and/or tariffs, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

NAM TAI PROPERTY INC.

ANNUAL MEETING OF SHAREHOLDERS

May 19, 2025

Notice is hereby given that the 2025 Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Property Inc. (the “Company”) will be held virtually at 8:00 p.m. (China Standard Time)/8:00 a.m. (Eastern Standard Time) on Monday, May 19, 2025 at meetnow.global/MFQ6FXX for the purposes of considering the following resolutions:

1. To elect six (6) members of the board of directors of the Company (the “Board”), namely Mr. Michael Cricenti, Mr. Bo Hu, Mr. Peter R. Kellogg, Mr. Ruigang Li, Mr. Tao Wang and Mr. Chunhua Yu, each to serve for the ensuing year until the next annual meeting of shareholders or until their successors are duly elected and qualified. The Board recommends that you vote “FOR” each director nominee; and

2. To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.

Who is entitled to vote?

Only holders of common shares of record at the close of business on the record date, March 25, 2025 (EST), will be entitled to vote at the Meeting. As of March 25, 2025, there were 58,288,186 shares of the Company’s common shares outstanding, and each share is entitled to one vote for each director nominee and one vote for each of the other proposals, if any.

How do I Vote?

How you vote depends on whether you are a registered or non-registered shareholder. You are a registered shareholder if the shares you own are registered in your name. You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a trustee, financial institution or securities broker. This is often called ownership in “street name” because your name does not appear in the records of the Company’s transfer agent, Computershare.

If you are a registered shareholder, you can vote during the Meeting, via the Internet, by telephone or by proxy, as explained below. If you hold any shares of the Company in street name, you should receive a voting instruction card from the intermediary in respect of such shares with further voting instructions. Please follow the directions that the intermediary provides.

If you receive more than one proxy card or voting instruction card, then you may have more than one account at Computershare, with an intermediary, or both. Please vote all proxy cards and voting instruction cards that you receive so that all of the shares that you own will be represented at the Meeting.

If you are a shareholder of record, there are four ways to vote:

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Virtually During the Meeting—you may vote online during the virtual Meeting held at www.investorvote.com/NTP. To be admitted to the Meeting and vote your shares, you must provide the control number located on your notice of internet availability or proxy card;

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Internet—visit Investorvote.com/NTP and follow the instructions provided on the notice of internet availability or proxy card. You must have the control number that is on the notice of internet availability or proxy card when voting;

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Phone—within the United States or Canada, call toll-free 1-800-652-VOTE (8683) by 5 p.m. (EST), on May 16, 2025, and follow the instructions. You must have the control number that is on the notice of internet availability or proxy card when voting; or

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Mail—complete, sign and date the proxy card and return the proxy card in the prepaid envelope. Your proxy card must be received by the Company at the address indicated under “Investor Information” below before the voting polls close at the Meeting.

Regardless of your plan to attend or not attend the Meeting, please vote either by phone, online, or complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage paid envelope according to the instructions included with the proxy card. Sending in your proxy will not prevent you from voting in person at the Meeting.

Signed and dated proxy cards received by the Company without an indication of how the shareholder intends to vote on a proposal will be voted “FOR” each proposal being submitted to a vote at the Meeting.

You may change your vote at any time before the polls close at the conclusion of voting at the Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us prior to 5:00 p.m. (EST), on May 16, 2025, (2) voting again over the Internet prior to 8:00 a.m. (EST), on May 19, 2025, (3) voting again via phone prior to 5:00 p.m. (EST), on May 16, 2025, (4) voting again via mail prior to 5:00 p.m. (EST), on May 16, 2025, or (5) voting at the Meeting if you are a registered shareholder or have followed the necessary procedures required by your intermediary.

How do I Attend the Meeting?

Only shareholders as of the record date (March 25, 2025) may attend the Meeting. If you are a registered shareholder, you do not need to register to attend the Meeting virtually on the internet. Please follow the instructions on the proxy card that you received.

If you hold your shares through an intermediary, you must register in advance to attend the Meeting virtually on the internet.

To register to attend the Meeting online by webcast, you must submit proof of your proxy power (legal proxy) reflecting your holdings of the Company along with your name and email address to Computershare. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m. (EST), on May 12, 2025. You will receive a confirmation of your registration by email after Computershare receives your registration materials.

Requests for registration should be directed to Computershare at the following:

By email:

Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

By mail:

Computershare

NTP Legal Proxy

P.O. Box 43001

Providence, RI 02940-3001

We encourage you to access the Meeting prior to the start time. A link on the Meeting page will provide further assistance should you need it or you may call 1-888-724-2416 or 1-781-575-2748 for technical support. Participants should allow plenty of time to log in and to make sure that they can hear streaming audio prior to the start of the Meeting. The Company will not be hosting a question and answer portion for the 2025 Meeting.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the Meeting in order to vote your shares.

If you hold shares through an intermediary, your shares may be voted even if you do not provide voting instructions on your instruction form in certain instances. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. However, the election of directors is not considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How many votes must be present to hold the Meeting?

In order for us to conduct the Meeting, one or more members present in person or by proxy representing at least one half of the votes of our outstanding common shares as of the record date must be present, or 29,144,093 shares based on our March 25, 2025 record date. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Meeting.

How many votes are needed to approve the election of directors?

The election of the director nominees require a majority of the votes cast to be “FOR” the director nominees.

Proposal 1: Election of Directors

Our Board, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated six (6) director candidates for election to the Board to serve for the ensuing year until the next annual meeting of shareholders, or until their successors are duly elected and qualified. You are asked to vote for these nominees to serve as members of the Board. All director nominees have consented to serve if elected.

The slate of director nominees includes two (2) executive directors, Mr. Bo Hu and Mr. Chunhua Yu, and four (4) non-executive directors, Mr. Michael Cricenti, Mr. Peter R. Kellogg Mr. Ruigang Li and Mr. Tao Wang. Among them, four (4) director nominees are incumbent directors, namely Messrs. Cricenti, Hu, Kellogg and Yu. Mr. Junqi Wang and Mr. Yu Bai will not be standing for reelection at the Meeting.

Director Biographies

Michael Cricenti, 40, has been a member of the Board of Directors and has served as Chairman of the Board since December 2021. He also serves on the Board’s Executive Committee, Nominating and Corporate Governance Committee, Audit Committee, Compensation Committee, and Special Committee. Since 2016, Mr. Cricenti has served as the Managing Member and Chief Investment Officer of Magis Capital Partners, a private investment firm that strategically invests in real estate investment trusts with holdings across diverse commercial property sub-sectors. Prior to this, from 2009 to 2016, Mr. Cricenti held the role of Managing Director at Bluestem Asset Management, an investment firm overseeing approximately $1.5 billion in assets. Earlier in his career, Mr. Cricenti was a mergers and acquisitions analyst at Harris Williams & Co., a leading advisory firm focused on the middle market. He earned a Bachelor of Science in Business Administration from Babson College, with concentrations in finance and quantitative methods. Mr. Cricenti’s extensive experience in real estate, capital allocation, and mergers and acquisitions, as well as his business acumen, make him a valuable member of the Board.

Bo Hu, 40, has served as the Chief Executive Officer of the Company since October 2024 and has been on the Board since December 2021. He serves on the Executive Committee, Nominating and Corporate Governance Committee, Audit Committee, Compensation Committee, Public Relations Committee and Special Committee. From January 2016 to March 2024, Mr. Hu served as a Partner and Managing Director of Edge Principal Advisors (“Edge”), a New York-based multi-strategy real estate investment firm that manages several fund vehicles with over $6 billion of real estate investments. While at Edge, Mr. Hu was involved in transactions across a broad range of property types, overseeing the execution of some of the most complex deals and joint venture relationships. His previous work experience also includes Five Mile Capital Partners and Merrill Lynch & Co. Mr. Hu holds a Bachelor’s degree and a Master’s degree from the University of Texas at Austin. The Company believes Mr. Hu’s robust experience in real estate, in addition to his business experience and knowledge, makes him well qualified to serve as the Chief Executive Officer and a director.

Peter Kellogg, 82, has served as a member of the Board of Directors since June 2000. Prior to the firm’s merger with Goldman Sachs in 2000, Mr. Kellogg held the position of Senior Managing Director at Spear, Leeds & Kellogg, a registered broker-dealer and specialist firm on the NYSE. Mr. Kellogg possesses extensive business experience, expertise in capital allocation, and a deep understanding of the Company’s operations and history that are additive to the Board.

Ruigang Li, 47, has served as the Business Director at Beijing HyperStrong Technology Co., Ltd., a leading energy solution technology company, since September 2024. In this role, he is responsible for developing energy storage projects in overseas market. From April 2023 to May 2024, Mr. Li served as Investment Director at China Power International Holding Limited where he was responsible for business development in the Middle East region for electricity generation projects investments and green power investment strategy study. Previously, Mr. Li served as the Business Director of Middle East and Southeast Asia at Shanghai Electric Group from December 2009 to November 2022. Mr. Li has significant experience in green energy development trend and investment, as well as combinations of green power and data computing hubs in the PRC and abroad. Mr. Li holds both a Master’s degree from The University of Hong Kong and a Bachelor’s degree from Shanghai International Studies University. The Company believes Mr. Li’s business experience and knowledge makes him well qualified to serve as a director.

Tao Wang, 63, has served as the Vice President at Tianyun Rongchuang Data Technology (Beijing) Co Ltd. (“Tianyun Data”), a technology and artificial intelligence company based in the PRC serving various industries including banking, finance, energy and education, since February 2019. In this role, he is responsible for leading sales and business development, in addition to other business management and strategic initiatives. Tianyun Data is a top tier company in the PRC AI and database industries, known for its contributions in PaaS and MaaS infrastructure. From 2010 to 2019, Mr. Wang served as the Director of Business Development at Cigna CMB Life Insurance Co., Ltd. (“Cigna”). His previous experience also includes serving as Deputy Vice President of Banking Insurance for China at AIA Life Insurance Co., Ltd. Mr. Wang has significant experience in business development in the PRC. Mr. Wang holds both a Master’s and a Bachelor’s degree from the Institute of International Relations. The Company believes Mr. Wang’s experience in business development within the PRC, in addition to his experience in technology and artificial intelligence, make him well qualified to serve as a director.

Chunhua Yu, 43, has served as the President of the Company since October 2024 and has been on the Board since December 2021. He served as the Company’s Chief Executive Officer from March 2022 to October 2024. He serves on the Public Relations Committee, Nominating and Corporate Governance Committee, Audit Committee and Compensation Committee. Mr. Yu previously worked in the Ministry of Foreign Affairs and also held private sector positions in the investment and real estate sectors. He has over 17 years of work experience in government relations, financing and investment and cooperate governance. He holds a Master of Business Administration from Columbia Business School. The Company believes Mr. Yu’s business experience, local experience, private and public sector background and prior involvement in the Company’s efforts to obtain total on-shore control of the Company’s assets in the People’s Republic of China make him well qualified to serve as a director.

Board Committee Membership and Director Independence

The Board has established six committees which include the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee, the Executive Committee, the Special Committee and the Public Relations Committee. The directors which sit on the Audit Committee include Messrs. Cricenti, Hu and Yu. The directors which sit on the Nominating and Corporate Governance Committee include Messrs. Cricenti, Hu and Yu. The directors which sit on the Compensation Committee include Messrs. Cricenti, Hu and Yu. The directors which sit on the Executive Committee include Messrs. Cricenti and Hu. The directors which sit on the Special Committee include Messrs. Cricenti and Hu. The directors which sit on the Public Relations Committee currently include Messrs. Hu, Yu, Bai and Junqi Wang.

After reviewing all relationships each director has with the Company, including the nature and extent of any business relationships between the Company and such person, the Board has affirmatively determined that, of the director nominees, each of Messrs. Cricenti, Kellogg, Li and Wang has no material relationships with the Company and is “independent” under the applicable rules and regulations of the British Virgin Islands (the “BVI”).

Where You Can Find More Information

The Company files reports and other documents with the SEC under the Securities Exchange Act of 1934. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

By order of the Board of Directors,

/s/ Michael Cricenti
Michael Cricenti
Chairman of the Board of Directors

Dated April 14, 2025

INVESTOR INFORMATION

SHAREHOLDERS’ MEETING	INVESTOR RELATIONS	REGISTERED OFFICE

The Annual Meeting of Shareholders will be held virtually at 8:00 p.m. (China Standard Time)/8:00 a.m. (Eastern Time), on Monday, May 19, 2025. The Meeting can be accessed at the following link:

meetnow.global/MFQ6FXX

	Longacre Square Partners 44 W 37th St., 6th Fl, New York, NY 10018 Telephone: (646) 386-0091 Email: NTP@longacresquare.com	Nam Tai Property Inc. Maples Corporate Services (BVI) Limited Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands

STOCK LISTING	SHAREHOLDER INQUIRIES	PRC HEADQUARTERS AND PRINCIPAL EXECUTIVE OFFICE
The shares of Nam Tai Property Inc. are traded on the OTC Expert Market under the stock symbol “NTPIF”.	If you have any questions or need assistance with voting your shares, please call: Saratoga Proxy Consulting LLC 520 8th Avenue New York, NY 10018 (212) 257-1311 or (888) 368-0379	Namtai Industrial Estate, No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City, Guangdong Province, the People’s Republic of China

TRANSFER AGENT AND REGISTRAR	WEBSITE	INDEPENDENT AUDITORS

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Computershare Investor Services

Regular Mail Delivery

PO Box 43006

Providence, RI 02940-3006

United States

Overnight Mail Delivery

150 Royall Street, Suite 101

Canton, MA 02021 United States

Shareholder Services:

Toll Free – 800-522-6645

Toll – +1 (201) 680-6578

Website: www-us.computershare.com

	www.namtai.com	MRI Moores Rowland LLP Publica Accountants and Chartered Accountants Singapore